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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                Schedule 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)

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                              Taubman Centers, Inc.
                            (Name of Subject Company)


                              Taubman Centers, Inc.
                      (Name of Person(s) Filing Statement)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  Lisa A. Payne
                              Taubman Centers, Inc.
                             200 East Long Lake Road
                             Suite 300, P.O. Box 200
                        Bloomfield Hills, Michigan 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



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                                 With copies to:

       Cyril Moscow              Jeffrey H. Miro           Adam O. Emmerich
 Honigman Miller Schwartz        Kenneth H. Gold           Trevor S. Norwitz
            and               Miro, Weiner & Kramer          Robin Panovka
         Cohn, LLP            38500 Woodward Avenue,    Wachtell, Lipton, Rosen
    2290 First National             Suite 100                   & Katz
         Building               Bloomfield Hills,         51 West 52nd Street
    660 Woodward Avenue           Michigan 48303       New York, New York 10019
     Detroit, Michigan            (248) 646-2400            (212) 403-1000
        48226-3583
      (313) 465-7000
o Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 11 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      (a) Arrangements with Executive Officers and Directors of Taubman Centers

Item 3(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the Section entitled "Voting Agreements":


            On January 28, 2003, Robert S. Taubman and the other persons who were parties to the Voting Agreements terminated them, and as of such date the Voting Agreements are no longer in force or effect. There are no longer any agreements, arrangements or understandings between Robert S. Taubman and any of the other parties to the Voting Agreements in relation to the Common Stock. The Voting Agreements formed the basis for at least one of the claims alleged by the Simon Property Group in its litigation against the Company. While Robert S. Taubman believes that all of the claims are without merit, he believes that terminating these voting agreements will eliminate the issues Simon has raised based on these agreements.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2003                  Taubman Centers, Inc.


                                          By: /s/ Robert S. Taubman
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                                              Robert S. Taubman
                                              Chairman of the Board, President
                                              and Chief Executive Officer